Exhibit 99.1

Todos Medical Raises $1,350,500 In Funding and Finalizes Joint Venture Agreement with Amarantus Bioscience

●    JV to focus on the development of Alzheimer’s blood diagnostic LymPro Test 2.0

Rehovot, Israel and New York, NY – February 28, 2019 – Todos Medical Ltd. (OTCQB: TOMDF), a clinical-stage in-vitro diagnostics company focused on the development of blood tests for the early detection of cancer, announced that it has raised $1,350,500 from private investors (see Todos Medical’s Form 6-K filed on February 28, 2019). With financing secured, Todos Medical has closed the Joint Venture transaction with Amarantus Biosciences whereby Todos Medical issued to Amarantus 19.99% of the outstanding ordinary shares of Todos Medical, in exchange for 19.99% of Amarantus’s wholly-owned subsidiary Breakthrough Diagnostics, Inc. In addition, as part of the transaction, Amarantus has assigned to Breakthrough Diagnostics all of Amarantus’s rights to the LymPro Test®, an immune-based neurodiagnostic blood test for detection of Alzheimer’s disease, and other diagnostic assets. Breakthrough Diagnostics will focus on the development of the LymPro Test, which was originally developed at the University of Leipzig.

“Todos Medical is proud to announce the finalization of our JV Agreement with Amarantus Biosciences. Our jointly-owned subsidiary Breakthrough Diagnostics will develop the LymPro Test 2.0, which is potentially the first diagnostic blood test for Alzheimer’s disease,” said Herman Weiss, MD MBA, CEO of Todos Medical. “We are optimistic that this venture will help us improve our understanding of how the body’s immune system responds to disease. Our goal is early diagnosis of disease. Currently, 5.2 million Americans have Alzheimers disease with 500,000 new diagnoses made every year. We are talking about the ability to have a positive impact on a staggering amount of lives”

“Todos Medical is working to commercialize its diagnostics cancer markers, which is a key value inflection for any diagnostic company.” said Gerald E. Commissiong, President & CEO of Amarantus. “We expect LymPro to help Todos Medical build upon its deep understanding of the interplay between immune system and aberrant cell proliferation processes that lead to disease. We believe this combination will help drive the clinical and commercial plan for LymPro and deliver significant shareholder value for Amarantus and Todos Medical.”

Under the terms of the JV Agreement, Todos Medical, has an exclusive option to acquire the remaining 80.01% of Breakthrough Diagnostics in exchange for an additional 30.01% of Todos Medical’s shares.

About Todos Medical Ltd.

Todos Medical Ltd. (OTCQB: TOMDF) an Israeli company headquartered in Rehovot, Israel, is a cancer in-vitro-diagnostic (“IVD”) company engaging in the development of a series of blood tests for the early detection of a variety of cancers. The company has developed two cancer screening tests based on TBIA (Todos Biochemical Infrared Analyses), a method for cancer screening using peripheral blood analysis. The TBIA screening method is based on the cancer’s influence on the immune system which triggers biochemical changes in peripheral blood mononuclear cells (“PBMC”) and plasma. This proprietary and patented method incorporates biochemistry, physics and signal processing. The company’s two cancer screening tests, TM-B1 and TM-B2 are CE marked in the EU.

For more information, the content of which is not part of this press release, please visit http://www.Todosmedical.com.

About the LymPro Test

The Lymphocyte Proliferation Test (LymPro Test) is a diagnostic blood test that determines the ability of peripheral blood lymphocytes (PBLs) and monocytes to withstand an exogenous mitogenic stimulation that induces them to enter the cell cycle. We believe that certain diseases, most notably Alzheimer's disease, are the result of compromised cellular machinery that leads to aberrant cell cycle re-entry by neurons which then leads to apoptosis. LymPro is unique in the use of peripheral blood lymphocytes as a surrogate for neuronal cell function, suggesting a common relationship between PBLs and neurons in the brain.

About Amarantus Bioscience Holdings, Inc.

Amarantus Bioscience Holdings (AMBS) is a JLABS alumnus biotechnology company developing treatments and diagnostics for diseases in the areas of neurology, regenerative medicine and orphan diseases through its subsidiaries. AMBS’ wholly-owned subsidiary Elto Pharma, Inc. has development rights to eltoprazine, a Phase 2b-ready small molecule indicated for Parkinson's disease levodopa-induced dyskinesia, Alzheimer’s aggression and adult attention deficit hyperactivity disorder, commonly known as ADHD. AMBS acquired the rights to the Engineered Skin Substitute program, a regenerative medicine-based approach for treating severe burns with full-thickness autologous skin grown in tissue culture that is being pursued by AMBS’ wholly-owned subsidiary Cutanogen Corporation. AMBS’ wholly-owned subsidiary MANF Therapeutics, Inc. owns key intellectual property rights and licenses from a number of prominent universities related to the development of the therapeutic protein known as mesencephalic astrocyte-derived neurotrophic factor (“MANF”). MANF Therapeutics, Inc. is developing MANF-based products as treatments for brain and ophthalmic disorders. MANF was discovered by the Company’s Chief Scientific Officer John Commissiong, PhD. Dr. Commissiong discovered MANF from AMBS’ proprietary discovery engine PhenoGuard.

For further information please visit www.Amarantus.com, or connect with the Amarantus on Facebook, LinkedIn, Twitter and Google+.

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Forward-looking statements: Certain statements contained in this press release may constitute forward-looking statements. For example, forward-looking statements are used when discussing our expected clinical development programs and clinical trials. These forward-looking statements are based only on current expectations of management, and are subject to significant risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval or patent protection for product candidates; competition from other biotechnology companies; and our ability to obtain additional funding required to conduct our research, development and commercialization activities. In addition, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; delays or obstacles in launching our clinical trials; changes in legislation; inability to timely develop and introduce new technologies, products and applications; lack of validation of our technology as we progress further and lack of acceptance of our methods by the scientific community; inability to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties that may develop with our process; greater cost of final product than anticipated; loss of market share and pressure on pricing resulting from competition; and laboratory results that do not translate to equally good results in real settings, all of which could cause the actual results or performance to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, neither Todos Medical nor Amarantus undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting Todos Medical and Amarantus, please refer to their reports filed from time to time with the U.S. Securities and Exchange Commission.

Amarantus Investor and Media Contact:

Howard Gostfrand

American Capital Ventures, Inc.

Office: 305-918-7000

Email: hg@amcapventures.com

Todos Medical Investor and Media Contact:
Daniel Hirsch
Investor Relations
Dan.h@todosmedical.com
(347) 699-0029

Source: Amarantus Bioscience Holdings, Inc.

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